Mail Stop 3561

October 19, 2006

Via U.S. Mail

Ian S. Grant, President
Auto Photo Technologies, Inc.
#6-260 E. Esplanade
North Vancouver, BC V7L 1A3
CANADA

Re: **Auto Photo Technologies, Inc.**
       Amendment no. 1 to Registration Statement on Form SB-2
       Filed September 22, 2006
       File No. 333-137355

Dear Mr. Grant,

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. Please note that page references are to the copy you provided to us.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement

Cover

1. Revise the first sentence to say "sold" rather than "resold." Accordingly revise throughout the document and also revise to indicate "sale" rather than "resale."

2. Please remove the disclosure from the cover page regarding what appears to be your intention to list your common stock on the OTC Bulletin Board. This type of forward-looking information here is not appropriate because it prematurely infers that your common stock will be quoted on the OTC Bulletin Board. Similar information in the summary should be revised as well.

Prospectus Summary

3. Please revise to describe your monthly burn rate in the third paragraph. We note your disclosure on page 7 in your risk factor section.

4. In addition, please state that you have generated net losses since inception and quantify your net loss as of the most recent audited period and interim stub. This will provide a financial snapshot which will help investors understand the other material in the summary.

5. We note your disclosure on page 8 of your risk factor section that you do not have plans to raise any additional capital. Please revise to disclose here.

Risk Factors, page 7
Risk of Termination of Site Contracts, page 10

6. We note your disclosure on page 21 that the length of contracts for location rentals varies from one year up to 10 years. Please revise to reconcile your disclosure in your risk factor section and your business section, as appropriate.

Dependence Upon Ian S. Grant, page 10

7. We note that you refer to "other key employees." However, we also note your disclosure on page 22 that Mr. Grant is your only employee. Please revise for consistency.

Securities and Exchange Commission's Public Reference, page 13

8. Please note that the SEC's address is 100 F Street NE, Washington, DC 20549. Please revise.

Selling Stockholders, page 14

9. Please delete the phrase "to our knowledge" in the third paragraph.

10. Please revise this section to disclose how the selling stockholders obtained their shares.

11. We note that footnote (2) refers to treatment of shares of common stock subject to options, warrants and convertible preferred stock. We also note your disclosure on page 28 that you do not have any common stock subject to outstanding options or warrants and there are no securities outstanding that are convertible into your common stock. Please revise your footnote to clarify.

Description of Property, page 21

12. We note your disclosure on page 12 that the office space is provided to the company without charge by Mr. Grant. Please disclose in this section whether or not the company has a written agreement for use of this property.

13. In addition, please revise this section to clearly describe the property that you currently use, including the type and the amount of space you occupy and the fair market value of that space. Please refer to Item 102 of Regulation S-B.

Our Current Business, page 21

14. We note that Spectre Industries transferred its one issued and outstanding share to Ian S. Grant in consideration for release from all amounts due and owing to him. Please revise your disclosure to quantify this consideration.

15. It is unclear how your photo booths generate revenues. For example, do your charge your clients on a per use basis or do you charge a set fee? How much do you charge your clients? Please revise to clarify.

16. Please further revise your disclosure to expand your discussion on your remuneration agreements with your customers. For example, of your 16 booths, how many operate under a revenue sharing arrangement? How many operate under a fixed rental rate? What is the fixed rental rate? Is there any correlation between the remuneration agreements with your customers and whether a particular photo both is leased or owned by you?

17. We also note your disclosure on page 10 that your site location contracts are short-term "one year 'evergreen' contracts that are easily terminated by either party." Please revise to clearly describe the material terms of your contracts and revise your disclosure for consistency.

MD&A, page 22
Results of Operations, page 23

18. In addition, throughout your Results of Operations section, to the extent a change is attributed to two or more factors, quantify the contribution of each.

19. Please expand your discussion to comply with the disclosure requirements of Item 303 (b)(1)(vi) of Regulation S-B. Your present discussion lacks the specific informational components required by this Item such as disclosure explaining the underlying reason for changes in each material line item within your statement of operations. For example, if you state that gross margins decreased due to an increase in cost of goods sold, the underlying change in costs of goods sold should be explained.

20. Specifically address the reasons for the significant decrease in gross profit as a percentage of related revenue. In addition, please describe the events and circumstances that resulted in the loss of consulting revenue in fiscal 2006. Finally, for clarity, when you discuss "total loss," please refer to this loss as "total comprehensive loss."

Liquidity and Capital Resources, page 24

21. We note that as of June 30, 2006 you had $96,000 in trust in cash. If true, please revise to disclose that this amount relates to subscriptions for common stock and disclose the extent to which these amounts are available for your use in operations.

Future Operations, page 25

22. We note your current strategy is to expand your customer base. Please revise to disclose how you plan to expand your customer base. We also note that you do not anticipate expending any significant amount on equipment for your present and future operations. Please revise this section in its entirety to discuss in greater detail your plan of operation for the next twelve months, outlining the material steps you will need to take to implement your plan. Please refer to Item 303(a) of Regulation S-B.

23. Please also disclose your monthly burn rate in the second paragraph.

24. It is unclear why you have included the fourth paragraph that begins with "An investment in our common stock…" Please advise or delete.

25. Refer to the first paragraph on page 26. Please revise to describe the basis for your belief that automated photo booths will become an increasingly popular market segment.

Certain Relationships and Related Transactions, page 28

26. We note your statement that Mr. Grant "has not received compensation." Please revise to reconcile your statement with the paragraph that follows and the amounts listed in your Summary Compensation Table on page 30.

27. We note your fourth paragraph that management services and office premises were provided at "no charge" to your company through December 31, 2005, but you go on to describe the accrued management fees that are payable on demand. We also note your disclosure on the top of page 31 that Mr. Grant provided services and office premises for $265,992. Please revise to clarify.

28. Other than the accrued management fees of $11,083 per month, please disclose what other amounts make up the accrued management fees of $393,822 at December 31, 2005. Please describe all transactions with Mr. Grant and companies related to Mr. Grant within the last two years or advise. Refer to Item 404 of Regulation S-B.

29. Please file all material contracts with management as exhibits. Refer to Item 601(b)(10)(ii).

Financial Statements, page 31
General

30. Throughout the narrative portions of your filing, you repeatedly refer to the company as a "development stage" company. A development stage company has a specific definition for purposes of U.S. GAAP. Consider the guidelines set forth in paragraph 8 of SFAS 7, and support your apparent conclusion that APT falls within the scope of the statement. We may have further comments upon review of your response.

31. Further, the financial statements of development stage companies must be labeled as such and must follow the reporting and disclosure requirements set forth under paragraphs 10 through 13 of SFAS 7. With regard to the reporting of cumulative amounts from inception, this requirement applies to your interim financial statements as well. Assuming that you fall within the scope of SFAS 7, please revise your annual and interim financial statements accordingly. Alternatively, please delete all references to the company as a "development stage" enterprise from the narrative portions of your filing. Your current disclosures are confusing.

Mr. Ian S. Grant
Auto Photo Technologies, Inc.
October 19, 2006
Page 6

32. We note that you receive consulting services from Ian S. Grant, your principal shareholder, in exchange for consideration of $393,822. Please tell us and revise your disclosure to explain how you valued and accounted for these transactions. Further, please disclose whether these transactions were completed at arms length. Please note that your representations should not imply that the related party transactions were consummated on terms equivalent to those that prevail in arms-length transactions unless you can substantiate your representations. We may have further comments.

33. Your largest shareholder, Ian S Grant, beneficially owns, in the aggregate, approximately 56.18% of the Company's outstanding common shares and may have the effective power to elect all members of the board of directors and to control the vote on substantially all other matters, without the approval of other stockholders. In view of this fact, it appears that these matters should be discussed in a footnote to the financial statements. Please revise or supplementally explain why no additional disclosures are considered necessary. Refer to the requirements of paragraph 2 of SFAS 57.

34. Please revise your filing to include a table detailing future minimum lease payments, in the aggregate and for each of the five succeeding fiscal years as of the date of the latest balance sheet and disclose the nature of these leases (capital or operating). For guidance refer to paragraphs 13 and 16 of SFAS 13.

Consolidated Quarterly Financial Statements as of June 30, 2006

35. You appear to be presenting your balance sheets as of June 30, 2006 and as of December 31, 2005. Please recaption these columns accordingly or advise. Your comparative discussion of current liabilities under "Liquidity and Capital Resources" on page 24 should be similarly revised.

36. You classify payments for your purchase of your common stock as subscriptions payable within the Stockholders Equity (Deficit) section of your consolidated balance sheets. However, since these shares have not been issued as of June 30, 2006 it appears that these amounts should be recorded as a liability. Please advise or revise. In your response, please explain the reasons why the cash remains restricted and describe the circumstances under which the cash is refundable.

Year End Consolidated Financial Statements
Accountants' Report, page 40

37. We note that APT is incorporated in Nevada, its executive offices are located in British Columbia and its assets and operations appear to be located predominantly in Germany. Please confirm that your auditors are licensed to audit a Nevada company given that they are located in Utah.

38. As a related matter, given the locations of both your assets and your books and records, please briefly explain how the audit was performed. That is, tell us the extent to which audit procedures were performed at these locations.

Consolidated Balance Sheets, page 4

39. Your December 31, 2005 financial statements show a foreign currency translation adjustments balance of $675,631. However, your quarterly financial statements show the same balance as an accumulated deficit. Please advise or revise.

Consolidated Statements of Operations and Other Comprehensive Loss, page 5

40. The scope paragraph of the accountants' report should make specific reference to the "Statements of Operations and Other Comprehensive Loss."

41. On the face of the income statement, you appear to be reporting loss per share on the basis of your total comprehensive loss rather than on the basis of your net loss. Please revise or advise. Further, there appear to be similar errors in the narrative section of your filing. For example, revise the first paragraph of your risk discussion to accurately report your net loss.

Note 1-Organization and Description of Business

42. Based upon our review of narrative discussions on page 21, we understand that Spectre Industries ("Industries") was your former parent. On December 11, 2003, Spectre Holdings ("Holdings") was incorporated in Nevada as a wholly owned subsidiary of Industries and Holdings assumed all of the assets and liabilities of Industries on that same date. Those assets included an 80% interest in APK. We assume that the assets and liabilities assumed were transferred at book value. Please confirm, or explain how our understandings or assumptions are not correct. This information should be stated in your filing as well. Finally, please describe and quantify the ownership interest in Industries that was held by Mr. Grant. In this regard, you indicate that he was President, Chairman, Director and CEO of your former parent.

43. We note that, on December 15, 2004, Industries transferred its ownership interest in Holdings to Mr. Grant in consideration of a release from amounts owed to him by the company. We assume that no change occurred in the basis of these assets upon transfer. Please confirm our assumption and disclose this information in your filing. Alternatively, please explain how our assumption is not correct. If the assets were not transferred at book value, explain your basis in GAAP for your accounting. We may have further comments upon review of your response.

Note 2-Summary of Significant Accounting Policies

44. Please expand your disclosures to explain your revenue recognition policies. Kiosk revenue, consulting revenue and sales commissions should be separately addressed in your footnote. In addition, please disclose the nature of the significant costs included in cost of sales. Finally, we note that your consulting revenue comes from a related party. It appears that your related party footnote should be expanded to address this activity.

45. Refer to the final paragraph of Item (i) of the footnote. As stated in paragraph 25 of SFAS 95, the statement of cash flows should report the reporting currency equivalent of foreign currency cash flows using the exchange rates in effect at the time of the cash flows. An appropriately weighted average exchange rate for the period may be used for translation if the result is substantially the same. If this is your current accounting policy, please revise your footnote to describe your policy more clearly. Alternatively, please provide support for your current accounting.

46. We assume that no minority interest in the losses of the consolidated subsidiary is being recorded because the cumulative losses applicable to the minority interest have exceeded the minority's interest in the capital of the subsidiary. If our assumption is correct, please disclose this fact in your footnotes and explain, if true, that subsequent profits earned by the subsidiary that are applicable to the minority interest will be allocated to you to the extent that minority losses were previously absorbed.

47. Please provide the information about major customers required by paragraph 39 of SFAS 131.

Note 11-Subsequent Events, page 16

48. You refer to shares to be received by an officer and director at a per share price of 15 cents. It appears, from your interim financial statements, that the actual per share price of these shares at conversion was 20 cents. Please advise.

* * * * *

As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Juan Migone at (202) 551-3312 or Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact Rolaine Bancroft at (202) 551-3313 or me at (202) 551-3315 with any other questions.

Regards,

Hanna T. Teshome
Special Counsel

cc: William L. Macdonald, Esq.
        Clark Wilson LLP
        via facsimile: (604) 687-6314